June 27, 2018

VIA EDGAR

Mr. John Reynolds

Assistant Director

Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Riviera Resources, LLC
Draft Registration Statement on Form S-1
Submitted April 24, 2018
CIK No. 0001737204

Dear Mr. Reynolds:

Set forth below are the responses of Riviera Resources, LLC, a Delaware limited liability company (“Riviera,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 21, 2018, with respect to Riviera’s draft registration statement on Form S-1 submitted to the Commission on April 24, 2018.

Concurrently with the submission of this letter, we are publicly filing the Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR in response to the Staff’s comments.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

General

1.	Please update your financial statements to comply with Rule 3-12 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

Response: We acknowledge the Staff’s comment and have updated our financial statements to comply with Rule 3-12 of Regulation S-X and have provided corresponding updated disclosures throughout the Registration Statement.

Summary, page 1

2.	Please expand your disclosure here and in the Our Business section at page 81 to discuss the bankruptcy proceeding of Linn Energy, LLC, including the circumstances that led Linn Energy to seek relief under the U.S. Bankruptcy Code. Refer to Item 101(a)(1) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have expanded our disclosure to discuss the bankruptcy proceeding of Linn Energy, LLC, including the circumstances that led Linn Energy to seek relief under the U.S. Bankruptcy Code. We have also included as Exhibit 2.1 to the Registration Statement the Amended Joint Chapter 11 Plan of Reorganization of Linn Energy, LLC and Its Debtor Affiliates Other Than Linn Acquisition Company, LLC and Berry Petroleum Company, LLC, dated January 25, 2017. Please see pages 1, 94 and II-4 of the Registration Statement.

Risk Factors, page 13

3.	Please add a risk factor addressing the risks related to the recent emergence of Linn Energy from bankruptcy.

Response: We acknowledge the Staff’s comment and have revised our disclosure to add a risk factor addressing the risks related to the recent emergence of LINN Energy from bankruptcy. Please see pages 15 and 16 of the Registration Statement.

Management, page 97

Directors and Executive Officers, page 97

4.	It appears that Mr. Rottino, Mr. Frew, and Mr. Schluter were executive officers of Linn Energy when the company filed the petition under Chapter 11 of the U.S. Bankruptcy Code. Please provide the disclosures required by Item 401(f)(1) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised our disclosure to provide the disclosures required by Item 401(f)(1) of Regulation S-K. We also respectfully advise the Staff that, although Messrs. Frew and Schluter were officers of LINN Energy when it filed the bankruptcy petition, neither of them was designated by LINN Energy as, nor did either of them meet the Exchange Act definition of, an executive officer. Please see page 111 of the Registration Statement.

Executive Compensation, page 102

5.	We note you have not disclosed information regarding the compensation paid and other benefits provided to your named executive officers by Linn Energy during 2017 or prior fiscal years. Please revise to provide Item 402 information for your most recent fiscal year end, or otherwise explain why such information is not required. Refer to Instruction 1 to Item 402(c) of Regulation S-K and Question 217.01 of Compliance and Disclosure Interpretations, Regulation S-K.

Response: We acknowledge the Staff’s comment requesting disclosure of the compensation paid and other benefits provided by Linn Energy to our named executive officers during our most recent fiscal year. We respectfully submit that, in accordance with Regulation S-K Compliance and Disclosure Interpretation (“C&DI”) Question 217.01, we are not required to include Item 402 disclosure for our most recent fiscal year end in the Registration Statement.

In determining not to include the Item 402 disclosure, we considered C&DI Question 217.01, as well as other relevant C&DIs, such as C&DI Question 217.03. As prescribed in C&DI Question 217.01, we assessed whether Riviera would be considered a reporting company or a separate division of LINN Energy prior to the spin-off, as well as the proposed composition of Riviera’s management.

As described in the Registration Statement, Riviera was formed in April 2018 as a new subsidiary of LINN Energy and is not currently a reporting company. Following its emergence from bankruptcy in February 2017, LINN Energy was largely focused on selling non-core assets and accelerating its investment in the Merge/SCOOP/STACK play in Oklahoma through its investment in Roan Resources, LLC. Following the spin-off, Riviera’s strategy and business plan will focus instead on developing and managing its growth-oriented assets, including mature oil and natural gas assets and the Chisholm Trail midstream business, and returning capital to its stockholders. As described in the Registration Statement, the spin-off is intended to permit each of LINN Energy and Riviera to tailor its business strategies to better address market opportunities in its geographic regions, and to enhance its strategic vision and focus on its core business and growth. In addition, in connection with the spin-off, Riviera will implement new short-term and long-term incentive compensation arrangements, as further described below. As a result, the Riviera business as operated immediately prior to the spin-off will have a different strategy, focus and compensation structure from the LINN Energy business as historically operated, including during a significant portion of fiscal year 2017.

With respect to the proposed composition of Riviera’s management, we expect the following persons to be the named executive officers of Riviera following the spin-off:

•	David B. Rottino, who will serve as our President and Chief Executive Officer, and who has served as LINN Energy’s Executive Vice President and Chief Financial Officer since February 2017;

•	Daniel Furbee, who will serve as our Executive Vice President and Chief Operating Officer, and who has served as LINN Energy’s Vice President of Asset and Business Development since March 2018;

•	James G. Frew, who will serve as our Executive Vice President and Chief Financial Officer, and who has served as LINN Energy’s Vice President, Marketing and Midstream since February 2017;

•	Darren Schluter, who will serve as our Executive Vice President of Finance and Administration and Chief Accounting Officer, and who has served as LINN Energy’s Vice President and Controller since February 2017; and

•	Holly Anderson, who will serve as our Executive Vice President and General Counsel, and who has served as LINN Energy’s Vice President and Assistant General Counsel since March 2017.

Each of these officers currently provides services to LINN Energy as a whole, and not solely to the business that will comprise Riviera. Moreover, of these officers, only Mr. Rottino currently serves in an executive officer role at LINN Energy. As a result, these officers will have roles and responsibilities with Riviera following the spin-off that are significantly different from those they had in their prior positions with LINN Energy.

Furthermore, the historical compensation arrangements of each executive officer of LINN Energy, including short-term and long-term incentive compensation performance goals, were established by LINN Energy’s compensation committee based on the financial and operating performance of LINN Energy as a whole. Following the spin-off, Riviera will establish a separate compensation committee, which will establish a new compensation strategy, including performance metrics, based on the specific business goals of Riviera and the specific roles and responsibilities attributable to each executive officer of Riviera.

Once Riviera is a stand-alone company, the members of its management will devote their time and attention and Riviera’s financial resources to the development and implementation of corporate strategies and policies that are based on the specific business characteristics of Riviera, as discussed above. While the compensation strategy to be established by Riviera’s compensation committee is not known at this time, it will reflect the size, business segment, growth opportunity and operational strategy, among other factors, applicable to Riviera, each of which is different from that of LINN Energy. Based on these facts, we believe that the historical compensation provided to management of LINN Energy for providing services to LINN Energy is not indicative of the prospective compensation to be provided for the management services these persons will be providing to Riviera following the spin-off.

For these reasons, we respectfully submit that the spin-off should be treated as an IPO of a new spun-off registrant for purposes of Item 402 disclosure, and accordingly, we should not be required to include this disclosure in the Registration Statement.

Director Compensation, page 107

6.	You disclose that Mr. Harper receives compensation and benefits from Blue Mountain Midstream LLC in his capacity as President and Chief Executive Officer and board member of Blue Mountain Midstream LLC and not in his capacity as a member of your board of directors. Please disclose the compensation paid to Mr. Harper by any person for all services rendered in all capacities to the registrant and its subsidiaries, or explain why such disclosure is not required in this filing. See Item 402(a)(2) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that, prior to April 2, 2018, Mr. Harper was not employed by the registrant or its subsidiaries, including Blue Mountain, nor was he paid any compensation for services rendered in any capacity to the registrant or its subsidiaries. We have revised our disclosure to include a description of the material terms of the employment agreement, dated March 29, 2018 and effective as of April 2, 2018, between Blue Mountain and Mr. Harper. Please see page 122 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 108

Agreements with LINN Energy Related to the Spin-Off, page 108

Issuance and Grant of Riviera Common Stock to Certain Related Persons, page 111

7.	Please expand your disclosure regarding the Linn Energy restricted stock units (“RSUs”) to disclose the names of the named executive officers who hold the Linn Energy RSUs, the amount of unvested and vested RSUs of Linn Energy that each named executive officer holds, and the dollar value of the Riviera RSUs and Riviera common stock that each named executive officer will receive. Refer to Item 404(a) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have expanded our disclosure to disclose: (i) the names of the persons whom we expect to be our named executive officers and who hold LINN Energy restricted stock units (“RSUs”) and/or LINN Energy restricted stock; (ii) the number of LINN Energy RSUs and/or shares of LINN Energy restricted stock that each expected named executive officer holds; (iii) the number of shares of LINN common stock, shares of Riviera common stock and Riviera RSUs that each expected named executive officer will receive upon completion of the spin-off; and (iv) the approximate dollar value of each expected named executive officer’s holdings of Linn Energy RSUs and shares of Linn Energy restricted stock. We respectfully advise the Staff that the dollar value of the Riviera RSUs and Riviera common stock will be based on the market price of the Riviera common stock following the spin-off, and is indeterminable as of the date hereof. Please see pages 117, 125 and 126 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 113

8.	Please explain the reference to Mr. Singer in footnote 2 to the beneficial ownership table.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the reference to Mr. Singer in footnote 2 to the beneficial ownership table was included in error. We have revised our disclosure to correct this error. Please see page 130 of the Registration Statement.

Financial Statements, page F-1

9.	It appears your predecessor financial statements do not include the results of operations of Berry Petroleum LLC (Berry) which were reported as discontinued operations on LINN Energy, Inc.’s Statements of Operations for the fiscal years ended December 31, 2015 and 2016. However, you state on page 73 that you have classified cash flows from your California properties and Berry as discontinued operations on your Statements of Cash Flows. Please clarify how the financial information of Berry has been presented in the predecessor financial statements, and explain why you believe this presentation is appropriate.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the reference to our classifying the cash flows from Berry as discontinued operations was included in error. We have revised our disclosure to correct this error. Please see page 85 of the Registration Statement.

10.	We note that after the spin-off is completed, the company’s business will include (i) LINN Energy’s legacy properties located in the Hugoton Basin, East Texas, North Louisiana, Michigan/Illinois, the Uinta Basin and Mid-Continent regions, and (ii) Blue Mountain, a midstream company centered in the core of the Merge play in the Anadarko Basin. In view of these disclosures, explain to us how you have considered whether your oil and gas properties located in six distinct operating regions and your midstream business represent separate operating segments. As part of your response, please address the following:

•	Provide an organization chart together with a narrative that describes your management structure. The narrative should explain how you have identified your CODM and should describe the roles of your CODM and each individual who oversees an operating segment, as well as the process through which your CODM allocates resources and assesses performance;

•	Explain to us, in reasonable detail, how you have applied the guidance in FASB ASC paragraph 280-10-50-1 in identifying your operating segments; and

•	To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10- 50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments.

Response: We acknowledge the Staff’s comment and have provided our particularized responses under each sub-bullet of the Staff’s comment as reproduced below.

We manage our upstream operations as a single operating segment comprised of six domestic onshore regions located in the Hugoton Basin, East Texas, North Louisiana, Michigan/Illinois, the Uinta Basin and the Mid-Continent. During 2017, we did not manage our midstream business as a separate operating segment. Our midstream assets have been managed for the purpose of supporting our oil and gas properties and were evaluated as part of our upstream operations. Blue Mountain’s third party revenues comprised less than 1% of our total revenues during 2017.

As part of Linn Energy, Inc.’s previously announced strategic plan to separate into two public companies, Riviera and Roan, during mid-summer 2018, we are evaluating the shift in our strategy. An expansion project is in progress on our Chisholm Trail plant, which is owned by our subsidiary, Blue Mountain, and is currently expected to be commissioned by the end of the second quarter of 2018. With the Chisholm Trail plant expansion, we anticipate increased revenues for the Blue Mountain business during 2018. In addition, during the second quarter of 2018, we hired Mr. Harper to serve as the Chief Executive Officer of Blue Mountain and to build out a separate management team for the Blue Mountain business. We continue to evaluate the impact of our changes to management that are occurring in preparation for the spin-off, the impact of the spin-off transactions, the changes in our strategy going forward, as well as other changes to our business in 2018 for any impact to our segment reporting.

•	Provide an organization chart together with a narrative that describes your management structure. The narrative should explain how you have identified your CODM and should describe the roles of your CODM and each individual who oversees an operating segment, as well as the process through which your CODM allocates resources and assesses performance;

We respectfully advise the Staff that all of the assets and operations which will comprise Riviera’s business following the spin-off are currently managed by our parent, Linn Energy, Inc. Below is an organization chart of Linn Energy, Inc. as of December 31, 2017 and March 31, 2018:

At December 31, 2017 and March 31, 2018, we identified Mark Ellis, Linn Energy, Inc.’s President and Chief Executive Officer, as our chief operating decision maker (“CODM”). David Rottino, Arden Walker Jr., Thomas Emmons, and Candice Wells each reported directly to Mr. Ellis. We determined that Mr. Ellis is Linn Energy, Inc.’s CODM because he is responsible for making key decisions for our company based on the information provided by Messrs. Rottino and Walker’s respective departments. Mr. Ellis makes resource allocation decisions based on his discussions of operating results with Mr. Walker, and he assesses the performance of the company based on the same aggregated data that is provided to our board of directors (as further discussed below). Mr. Ellis also makes decisions and evaluates performance based on his review of reports provided by the finance and accounting departments led by Mr. Rottino, which reports include financial results aggregated at the consolidated company level.

An operating segment typically has a segment manager who is directly accountable and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts or plans for the segment. If operating decisions are made at the operating segment level, then the segment manager may be responsible for deploying that strategy at the component level to the respective component managers. Although the segment managers may be provided with information on a component-level basis and may consolidate that information for presentation to the CODM, if performance is assessed and resources are allocated at the segment level, then these segments would be considered to be operating segments for the purposes of Accounting Standards Codification (“ASC”) 280.

At December 31, 2017 and March 31, 2018, we identified Mr. Walker as the segment manager for all of our six upstream operating regions. We have not identified individual managers for each operating region who are responsible for an operating region as a whole. Reporting to Mr. Walker are two vice presidents who are each responsible for their respective group of operating regions. Below that level, our management structure varies by operating region. Moreover, bonuses for Mr. Ellis, as CODM, and Mr. Walker, as segment manager for all of our six upstream operating regions, was determined by LINN Energy’s compensation committee based on the performance of the total consolidated company, and not based on the performance of any individual operating region. Additionally, bonuses for vice presidents referenced above are also determined based on the performance of the consolidated company, and not based on the performance of any individual operating region.

•	Explain to us, in reasonable detail, how you have applied the guidance in FASB ASC paragraph 280-10-50-1 in identifying your operating segments; and

Pursuant to ASC 280-10-50-1, an operating segment is a component of a public company that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

Based on the following application of the guidance of ASC 280-10-50-1, we have determined that we have one operating segment, and that our six operating regions do not constitute separate operating segments.

With respect to our business activities, our six operating regions are managed as a single consolidated business from which we recognize revenues and incur expenses. All six operating regions engage in onshore domestic oil, natural gas and NGL production with similar risk profiles. As discussed above, our midstream assets historically have been managed for the purpose of supporting our oil and gas properties and were evaluated as part of our upstream operations.

With respect to our CODM’s review of our operating results, Mr. Ellis did not review our operating results at the operating region level. Rather, he regularly reviewed our results as part of a monthly management report, which included financial and operating results aggregated and presented at the total consolidated company level. Each management report reviewed by Mr. Ellis in 2017 was also provided to the Linn Energy board of directors. Mr. Ellis assessed performance on the basis of various consolidated metrics, including but not limited to production, capital spending, revenue per Mcfe, lease operating expense and transportation per Mcfe. Production volumes were included in the management report for each of the six operating regions, but no financial data and no measure of profit or loss was presented by operating region. In addition, no separate reports have been provided related to our midstream assets. Mr. Ellis also reviewed and approved budgets at the total consolidated company level, but not at the operating region level.

Moreover, ASC 280 requires certain entity-wide disclosures, the most prominent of which for the oil and gas industry is information about geographic areas presented on the basis of the U.S. segment, rather than separately by component. Pursuant to ASC 932, certain disclosures, including proved oil and gas reserve quantities, costs incurred for property acquisition, exploration, and development activities, results of operations and standardized measure of discounted future cash flows, are required to be presented both in the aggregate and separately by geographic area. Per ASC 932-235-50-6A, a geographic area would include an individual country, a group of countries within a continent, or a continent. As such, the specific guidance of ASC 280 as it relates to oil and gas companies requires segment information by geographic area, or in this case, the United States as a whole, and provides evidence of how a reasonable investor would analyze the company. Therefore, disaggregation by operating region would not significantly add to an investor’s understanding of the future prospects of the company.

Lastly, we note that although discrete financial information is available for each operating region, such fact is not sufficient, on its own, to conclude that the six operating regions constitute separate operating segments for purposes of ASC 280-10-50-1.

•	To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10- 50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments.

As discussed above, we have identified only one operating segment.

Please direct any questions that you may have with respect to the foregoing to, or if any additional supplemental information is required by the Staff please contact, Julian J. Seiguer of Kirkland & Ellis LLP at (713) 836-3334 or the undersigned at (281) 840-4100.

Very truly yours,

RIVIERA RESOURCES, LLC

By:	/s/ David B. Rottino
Name:	David B. Rottino
Title:	President, Chief Executive Officer and Director

Enclosures

cc:	Jenifer Gallagher (Securities and Exchange Commission)
John Cannarella (Securities and Exchange Commission)
John Hodgin (Securities and Exchange Commission)
Lisa Krestynick (Securities and Exchange Commission)
Kevin Dougherty (Securities and Exchange Commission)
Holly Anderson (Riviera Resources, LLC)
Candice Wells (Linn Energy, Inc.)
Julian J. Seiguer (Kirkland & Ellis LLP)